UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6) *
Under the Securities Exchange Act of 1934
WASTE SERVICES, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
941075202

(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave, N.W.
Washington, D.C. 20036
(202) 887-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	941075202

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

N/A

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Disposition of Issuer shares was pursuant to the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009 among the Issuer, IESI-BFC Ltd. (“IESI-BFC”) and IESI-BFC Merger Sub, Inc. (the Merger Agreement). Under the Merger Agreement each WSI common share was exchanged for 0.5833 shares of IESI-BFC, as of the effective time, July 2, 2010. The closing price for IESI-BFC on July 2, 2010 was $19.33.

CUSIP No.	941075202

1	NAMES OF REPORTING PERSONS: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

N/A

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Disposition of Issuer shares was pursuant to the consummation of the Agreement and Plan of Merger, dated as of November 11, 2009 among the Issuer, IESI-BFC Ltd. (“IESI-BFC”) and IESI-BFC Merger Sub, Inc. (the Merger Agreement). Under the Merger Agreement each WSI common share was exchanged for 0.5833 shares of IESI-BFC, as of the effective time, July 2, 2010. The closing price for IESI-BFC on July 2, 2010 was $19.33.

Amendment No. 6 to Schedule 13D
This Amendment No. 6 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2003 as amended on June 1, 2004, January 3, 2007, November 7, 2008, December 31, 2008 and November 17, 2009 by Westbury (Bermuda) Ltd., a Bermuda limited corporation (“Westbury”), and Westbury Trust, a Bermuda trust (Westbury and Westbury Trust hereby referred to as the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 6 does not modify, amend or supplement any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 6 relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Waste Services, Inc. (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration
On July 2, 2010, the Issuer consummated the transactions contemplated by the Agreement and Plan of Merger by and among the Issuer, IESI-BFC Ltd. (“IESI-BFC”) and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”). Pursuant to the Merger Agreement, the Issuer merged with and into IESI-BFC Merger sub, a wholly owned subsidiary of IESI-BFC, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC. At the effective time of the merger, each issued and outstanding share of common stock held by the Reporting Persons was exchanged for 0.5833 shares of IESI-BFC common stock. The closing price for IESI-BFC on July 2, 2010 was $19.33.
Item 4. Purpose of Transaction
The information contained under Item 3 is incorporated by reference in this Item 4.
Except as set forth herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.
Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference.
(c) Except as set forth herein, there have been no other transactions in Common Stock that were effected during the past 60 days by the Reporting Persons.
(d) Not applicable.
(e) Each reporting person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock on July 2, 2010. See Item 3, above.

Item 7. Material to be Filed as Exhibits
Exhibit A: Joint Filing Agreement of the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2010	WESTBURY (BERMUDA) LTD.
/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

Date: July 6, 2010	WESTBURY TRUST
/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee